July 13, 2011

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attn: Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

RE: Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed on February 25, 2011

Dear Mr. Decker:

Crocs, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated June 21, 2011, to Jeffrey J. Lasher, the Company’s Chief Executive Officer, regarding the Form 10-K for the fiscal year ended December 31, 2010, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response (in bold).

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We have presented our additional disclosures or other revisions to be made in future filings below.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

General

2. Comment: You disclose on page 26 that selling, general and administrative costs for the year ended December 31, 2009 were negatively impacted due to an error in your calculation of stock-based compensation expense for prior periods. This error resulted in an accumulated $6.0 million understatement of stock-based compensation expense with a corresponding understatement of additional paid-in capital. You say that $2 million of the error was partially offset as a consequence of adjustments made pursuant to the 2009 Tender Offer and that the $3.9 million remainder was recorded in stock-based compensation during the fourth quarter of 2009. Please clarify for us the point at which the amount of the error was $6 million and reconcile it to the $4.5 million amount as of December 31, 2008 that you disclose on page F-23.

Please also provide your materiality analysis explaining how you determined that this error was immaterial on both a quantitative and qualitative basis to each quarterly and annual period impacted. Refer to SAB Topics 1:M and 1:N.

Response: At any point in time during the years ended December 31, 2008 and 2009, the aggregate error in our stock-based compensation expense never arose to $6.0 million due to a partial correction of $2.0 million which we unknowingly (the error was not identified until the fourth quarter of 2009) recorded when we booked adjustments related to the Tender Offer in the second quarter of 2009.

The accumulated impact of the error on our net loss during the years ended December 31, 2009 and 2008 was $4.5 million which was incurred during the year ended December 31, 2008. While originating errors of $1.0 million and $0.5 million were incurred during the first and third quarters of 2009, respectively, they had no impact on our net loss for the year ended December 31, 2009 as they were corrected in the fourth quarter of 2009.

We considered the following guidance to determine if this error was material to investors. As provided in Staff Accounting Bulletin Topic 1:M, a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. As provided by FASB Concept Statement 2, an omission or misstatement of accounting information is material if its magnitude, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. The Supreme Court has held that a fact is material if there is a substantial likelihood that it would have been viewed by the reasonable investor as having significantly altered the “total mix” of information.

To put into context the key factors relevant to our investors in 2008 and 2009, it is important to note that we were suffering from a period of significant losses due to our reorganization activities coupled with the negative impact of the contracting U.S. economy. In fact, we were facing a liquidity crisis, incurred an accumulated net loss of approximately $237.8 million during 2008 and the first half of 2009 and our independent registered public accounting firm had issued a report on our 2009 financial statements with a going concern modification. Although our reorganization activities began to impact positively operating results in 2009 which turned back towards breakeven in the second half of the year, the key factors considered by analysts and investors to measure our performance and viability throughout 2008 and 2009 were revenues (reflecting market acceptance of our new product developments) and liquidity rather than bottom-line results. Neither revenues nor liquidity were impacted by this error. In addition to the results of the quantitative and qualitative analyses summarized below, the above information regarding considerations most pertinent to investors was meaningfully weighed by management along with consultation with legal counsel. As a result, management concluded that such error was not material as it would not be considered important, in light of the surrounding circumstances, by a reasonable investor nor would it significantly alter the total mix of information.

Quantitative Materiality Analysis Summary  In assessing the impact of the error on the quarterly periods for materiality, we considered the guidance in ASC 250-10-45-27: “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” As further discussed below, although the impact of the individual errors during the quarters where we approached breakeven results and the impact of the correction during the fourth quarter of 2009 were quantitatively significant to their respective quarters the aggregate impact of the errors and related corrections recorded during the year ended December 31, 2009 were not concluded to be material. Consistent with the guidance in ASC 250-10-45-27, we determined that the impact on quarterly periods, when reviewed in the context of the impact on the annual periods, was not material to the consolidated financial statements or to investors.

•                  During the first and second quarters of 2008, the impact of each error as they occurred exceeded ten percent of net income (loss) for each quarter due to the fact that our results for these quarters approached breakeven ($4.5 million of net loss during the first quarter of 2008 and $2.1 million of net income during the second quarter of 2008). As a company’s results approach breakeven, immaterial amounts become a larger percentage of total results. For the quarters ended September 30, 2008 through September 30, 2009, the impact of each error as it originated in the respective quarters ranged from 1.3% to 5.0% of quarterly net income (loss). On an annual basis, the accumulated error of $4.5 million was approximately 2.4% of our net loss for the year ended December 31, 2008 and approximately 10.6% of our net loss for 2009. Despite the percentage impact on our 2009 net loss, for the reasons discussed above relating to the importance of revenue and liquidity, we concluded the error was not material as it would not be considered important, in light of the surrounding circumstances, by a reasonable investor.

•                  While the impact of the $2.0 million correction inadvertently recorded in the second quarter of 2009 was approximately 6.6% of net income for the period, the remaining approximate $4.0 million correction recorded in the fourth quarter of 2009 was approximately 35.0% of net loss during the period. However, in light of our trending net losses, we did not believe the error had enough magnitude to change or influence the judgment of a reasonable person relying upon the information disclosed in our financial statements and notes thereto.

•                  The misstatements did not result in a change in earnings trends or cause net loss to become net income or vice versa. If the misstatements had been recorded in their respective quarters during 2008 and 2009, the trend in earnings would have been the same (see graph below). Therefore, we believed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information disclosed during the annual and quarterly periods of 2008 and 2009.

•                  As a component of selling general and administrative expenses ($342.1 million and $311.6 million in 2009 and 2008, respectively), we believed the magnitude of the error ($4.5 million) was not significant enough for an investor to change or influence trading decisions.

•                  The misstatement and recording of expense in 2009 that related to 2008 had no impact on stockholder’s equity as the adjustment increased additional paid in capital in an amount equal to the charge recorded to retained earnings.

•                  The error was a non-cash charge and therefore, had no impact on cash flows from operations.

Qualitative Materiality Analysis Summary  In addition to the aforementioned quantitative factors, we considered the following qualitative factors which also supported our conclusion that the error was not material.

•                  The misstatement did not impact compliance with our debt covenants or other contractual requirements for the years ended December 31, 2008 or 2009 or our compliance with regulatory requirements or conceal an unlawful transaction.

•                  The misstatement did not arise from an item incapable of precise measurement or from an imprecise estimate.

•                  The misstatement did not hide a failure to meet analysts’ consensus expectations of our financial performance or metrics.

•                  The misstatement primarily impacted corporate selling, general and administrative related costs and did not significantly impact the results of any of our segments or any other portion of our business that was identified as playing a significant role in our operations or profitability.

•                  The misstatement, whether recorded or unrecorded, did not impact the determination of bonuses to our executives and employees.

3. Comment: Please discuss the business reasons for changes between periods in the segment operating income (loss) of each of your reportable segments: Americas, Europe, Asia, and Other. In addition, please discuss the business reasons for changes between periods in the revenues of your Other segment. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Response: We disclosed the business reasons for the changes in total segment operating income for the year ended December 31, 2010 as compared to the same period in 2009 on page 31. We will revise our future annual filings to further include the following details.

Operating income for the Americas reportable business segment increased $45.7 million primarily due to a significant increase in revenues (as detailed on page 29), lower restructuring charges and higher gains on transactions denominated in foreign currencies, all of which were partially offset by higher costs of sales (excluding restructuring costs) due the use of more expensive materials and manufacturing processes (as explained on page 30) as well as the accretive effect of impaired unit sales which took place during 2009 (as explained on page 25) and higher selling, general and administrative costs related to the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign.

Operating income for the Asia reportable business segment increased $23.1 million primarily due to a significant increase in revenues (as detailed on page 29) which was partially offset by higher costs of sales due the use of more expensive materials and manufacturing processes as well as the accretive effect of impaired unit sales which took place during 2009, higher selling, general and administrative costs related to the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign and higher losses on transactions denominated in foreign currencies.

Operating income for the Europe reportable business segment increased $13.6 million primarily due to a significant increase in revenues (as detailed on page 29), lower restructuring charges and higher gains on transactions denominated in foreign currencies, all of which were partially offset by higher costs of sales (excluding restructuring costs) due the use of more expensive materials and manufacturing processes as well as the accretive effect of impaired unit sales that took place during 2009 and higher selling, general and administrative costs related to the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign.

Please refer to page 37 for a detailed analysis of the changes in the operating income of our reportable business segments for the year ended December 31, 2009 as compared to the same period in 2008.

Based on a materiality analysis, the operating segments which make up the Other segment category do not meet the definition of reportable business segments. Please refer to our response to Comment 7 below for further discussion.

Asset Impairment Charges, page 31

4. Comment: You recorded $26.1 million in impairment charges during the year ended December 31, 2009, primarily consisting of $18.1 million related to the write-off of obsolete molds, tooling, manufacturing and distribution equipment, sales and marketing assets and other distribution and manufacturing assets, and $7.6 million related to the write-off of capitalized software, patents, trade names and other intangible assets. Please tell us what portion of the $26.1 million asset impairment charge related to assets that previously had depreciation and amortization expense recorded in cost of sales. Please also explain to us the consideration you gave to reflecting a portion of the $26.1 million in impairment charges in cost of sales.

Response: Of the $26.1 million impairment charges recorded during the year ended December 31, 2009, $18.0 million related to assets previously depreciated or amortized to cost of sales, the majority of which ($16.4 million) related to obsolete molds and the remaining $1.6 million related to capitalized software no longer intended for use. Pursuant to ASC 360-10-45-4 which states only that an impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business entity, and if a subtotal such as income from operations is presented, it shall include the amount of that loss, we presented impairment charges within operating income before taxes. In addition, this presentation was consistent with the presentation of the recorded impairment in our 2008 financial statements.

Segments — Operating Income (Loss), page 31

5. Comment: You present total segment operating income on pages 31 and 37. Since total segment operating income represents a non-GAAP measure when it is presented or discussed outside of your segments footnote, you should ensure either:

(a) it is not presented elsewhere in the filing or (b) you present the disclosures required by Item 10(e) of Regulation S-K. Your disclosures should:

•                  identify this amount as a non-GAAP performance measure,

•                  state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,

•                  state the manner in which management compensates for these limitations when using the non-GAAP financial measure,

•                  explain why your management believes that this measure provides useful information to investors,

•                  state how your management uses the non-GAAP measure,

•                  provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and

•                  state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 104.04 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: In future filings, we will disclose a footnote to the aforementioned table which will state: “Segment operating income (loss) is a non-GAAP performance measure and is defined as operating income before asset impairment charges and restructuring costs not included in cost of sales. We consider segment operating income (loss) as a supplemental performance measure and useful information to investors because it reflects the operating performance of our business segments and excludes certain items that are not considered to be recurring in connection with the management of these segments such as asset impairment and restructuring charges not included in cost of sales. However, segment operating income (loss) should not be viewed as an alternative measure of our financial performance since it excludes expenses which could materially impact our results of operations. Further, our segment operating income (loss) may not be comparable to that of other companies, as they may use different methodologies for calculating segment operating income (loss).”

Item 15 — Exhibits and Financial Statement Schedules, page 48

Note 1 — Summary of Significant accounting Policies, page F-6

Recognition of Revenues, page F-11

6. Comment: Please disclose whether you present sales/use and value-added taxes on a gross or net basis. Refer to ASC 605-45-50-3 and 50-4.

Response: Please refer to our disclosure in Note 1 on page F-13 “Taxes Assessed by Governmental Authorities” Taxes assessed by governmental authorities that are directly imposed on a revenue transaction, including value added tax, are recorded on a net basis and are, therefore, excluded from sales.

Note 15 — Operating Segments and Geographic Information, page F-31

7. Comment: You disclose that during the fourth quarter of 2010 you changed the internal segment reports used by your CODM to separately illustrate performance metrics of certain operating segments that make up your Other segment. Further, you disclose that you have three reportable segments: Americas, Europe and Asia. Please revise your disclosure here and elsewhere throughout the filing to state that you have four reportable segments: Americas, Europe, Asia, and Other.

Response: After performing a materiality analysis, we found two of our five individual operating segments did not meet the materiality threshold as reportable individual or aggregated operating segments (10 percent or more of revenues, absolute profit or loss, or assets). Therefore, we have only three reportable operating segments. We aggregated the two operating segments which did not meet the aforementioned materiality thresholds to make up our Other business segment category, pursuant to ASC 280-10-50-15 which states “information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31.” For disclosure purposes, in Note 15, page F-31, we mentioned that the Other segment category “aggregates insignificant operating segments that do not meet the reportable threshold,” and that “certain operating segments which provide manufacturing support, located in Mexico and Italy… make up our Other segment category.”

8. Comment: You currently present corporate, intersegment eliminations and other as combined line items on pages 31 and F-32. Please revise your disclosure to separately present the intersegment eliminations of revenues and operating income from corporate and other amounts. Refer to the example presented in ASC 280-10-55-49. Once the intersegment eliminations are presented in a separate line item, please also discuss with quantification in MD&A the business reasons for changes between periods in the remaining corporate and other line item.

Response: In future filings, we will revise our disclosures to include a break out of intersegment eliminations information. Revisions to our annual and quarterly segment disclosures as they will appear in future filings (assuming that we have no future changes to the CODM’s internal reports), are shown below.

The following tables set forth information related to our reportable operating business segments as of and for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
($ thousands)	2010	2009	2008
Revenues:
Americas	$377,080	$301,365	$365,930
Asia	284,814	237,502	204,943
Europe	127,713	105,996	149,271
Other	50,306	29,164	33,151
Total segment revenues	839,913	674,027	753,295
Intersegment eliminations	(50,218)	(28,260)	(31,706)
Total consolidated revenues	$789,695	$645,767	$721,589
Operating income (loss):
Americas	$67,259	$21,598	$(38,430)
Asia	80,955	57,836	16,634
Europe	24,654	11,087	2,703
Other	(281)	76	(6,480)
Total segment operating income (loss)	172,587	90,597	(25,573)
Intersegment eliminations	(218)	(2,313)	(1,733)
Unallocated corporate and other	(88,654)	(105,760)	(107,528)
SG&A restructuring	(2,539)	(7,623)	(7,664)
Asset impairment	(141)	(26,085)	(45,784)
Total consolidated operating income (loss)	81,035	(51,184)	(188,282)
Interest expense	(657)	(1,495)	(1,793)
Gain on charitable contributions	223	3,163	—
Other income, net	191	895	565
Income (loss) before income taxes	$80,792	$(48,621)	$(189,510)

The following tables set forth information related to our reportable operating business segments during the three months ended March 31, 2011 and 2010.

	Three Months Ended March 31,	Three Months Ended March 31,
($ thousands)	2011	2010
Revenues:
Americas	$100,211	$74,240
Asia	72,623	54,670
Europe	53,841	37,776
Other	15,131	11,493
Total segment revenues	241,806	178,179
Intersegment eliminations	(15,098)	(11,327)
Total consolidated revenues	$226,708	$166,852

	Three Months Ended March 31,	Three Months Ended March 31,
($ thousands)	2011	2010
Operating income (loss):
Americas	$16,845	$11,407
Asia	16,188	12,537
Europe	17,083	9,404
Other	505	504
Total segment operating income (loss)	50,621	33,852
Intersegment eliminations	(522)	(192)
Unallocated corporate and other	(21,819)	(21,585)
SG&A restructuring	—	(2,539)
Asset impairment	(32)	(141)
Total consolidated operating income (loss)	28,248	9,395
Interest expense	(188)	(129)
Gain on charitable contributions	257	84
Other expense, net	(328)	(241)
Income (loss) before income taxes	$27,989	$9,109

The expenses included in the “Unallocated corporate and other” line item are primarily made up of selling, general and administrative (“SG&A”) related costs. We disclosed an analysis on the changes in SG&A costs at the aggregate level on pages 30 and 36 of our Form 10-K for the fiscal year ended December 31, 2010, and pages 16 and 17 of our Form 10-Q for the quarterly period ended March 31, 2011. We believe an analysis in the aggregate to be sufficient as it contemplates any significant fluctuations in this category.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 4, 2011

General

9. Comment: Please address the above comments in your interim filings as well, as applicable. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: In future filings, we will include all applicable disclosures pursuant to each of our responses provided above.

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Christina Perrone at 303-848-7496. Thank you again for your time and consideration.

Very truly yours,

/s/ Jeffrey J. Lasher
Jeffrey J. Lasher
Senior Vice President, Finance - Chief Financial Officer